Exhibit 99.1

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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ADVANCE NOTICE FOR ESTIMATED PROFIT OF

THE ANNUAL RESULTS OF 2018

This announcement is made by PetroChina Company Limited (the “Company” and, together with its subsidiaries, the “Group”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

IMPORTANT NOTICE

(1) It is estimated that the net profit attributable to equity holders of the Company for 2018 will increase by an amount between RMB28.0 billion and RMB30.0 billion, representing an increase between 123% and 132% as compared with the previous year.

(2) The estimated growth in profit of the Company is primarily due to the combined impact of the Company optimizing its production and operation, broadening sources of income, reducing costs and improving efficiency, experiencing a rise of the average realized prices of crude oil, natural gas and other main products of the Company as compared with the previous year, making provisions for asset impairment in accordance with the accounting standards and incurring additional losses in the disposal of non-current assets.

I. ESTIMATED RESULTS OF THIS PERIOD

1. Period of the Estimated Results

From 1 January 2018 to 31 December 2018.

2. Estimated Results

(1) Based on preliminary estimation by the financial department of the Company and in accordance with PRC Accounting Standards for Business Enterprises, it is estimated that the net profit attributable to equity holders of the Company for 2018 will increase by an amount between RMB28.0 billion and RMB30.0 billion, representing an increase between 123% and 132% as compared with the previous year.

(2) The net profit attributable to equity holders of the Company after deduction of non-recurring loss/profit will increase by an amount between RMB38.0 billion and RMB40.0 billion, representing an increase between 142% and 149% as compared with the previous year.

3. The estimated results of this period are preliminary estimation of the Company and have not been audited by certified accountants.

II. RESULTS OF THE CORRESPONDING PERIOD OF THE PREVIOUS YEAR

1. Net profits attributable to equity holders of the Company: RMB22.793 billion. Net profit attributable to equity holders of the Company after deduction of non-recurring loss/profit: RMB26.778 billion.

2. Earnings per share: RMB0.12.

III. MAIN REASONS FOR THE INCREASE OF ESTIMATED RESULTS OF THIS PERIOD

(1) Impact of Main Businesses. In the first three quarters of 2018, the fundamental supply and demand in the global oil market were generally balanced, while the international crude oil price fluctuated with a general tendency to move upwards. Despite the significant drop in oil prices in the fourth quarter, the international average crude oil price of 2018 experienced a relatively significant rise as compared with the previous year. Faced with the complex and changeable operation environments, the Company grasped the favorable opportunities offered by the general rise in oil prices and the increasing market demand for natural gas, took effective measures to cope with such adverse impacts as inventory-related decrease in profit caused by the significant drop in oil price in the fourth quarter, adhered to its steady development guidelines, fulfilled the requirements of high-quality development, intensified its efforts in reform and innovation, brought its advantages in integrated upstream and downstream operations into full play, generally improved the core competiveness of its oil and gas industry chain, optimized the allocation of resources, production and operation, and kept broadening sources of income, reducing costs and improving efficiency. The net profit attributable to equity holders of the Company is expected to increase significantly as compared with the previous year.

(2) Impact of Non-recurring Gains and Losses. In 2018, the Company disposed of certain oil and gas assets and fixed assets that meet the conditions to be scrapped in accordance with the accounting standards, and it is therefore estimated that the net losses incurred in connection with the disposal of non-current assets will increase as compared with the previous year. The Company will further improve the quality of its assets to elevate its capabilities for future sustainable development.

IV. RISK WARNINGS

There are no factors of material uncertainty in the Company that may affect the accuracy of this profit warning.

V. OTHER MATTERS

The estimated results above are only preliminary estimation. Please refer to the audited 2018 annual report officially disclosed by the Company for specific and accurate financial information. Investors are reminded to exercise caution when making investment decisions.

By order of the Board PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, the PRC

21 January 2019

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.